As filed with the Securities and Exchange Commission on March 3, 2006

Registration No. 33-91528

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts for Ordinary Shares

of

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

People’s Republic of China

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street

 New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York  10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[x] immediately upon filing

[  ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [  ]

#

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15 and 16

the deposited securities

(iii)

The collection and distribution of

Articles number 12, 14 and 15

dividends

(iv)

The transmission of notices, reports

Articles number 11, 15 and 16

and proxy soliciting material

(v)

The sale or exercise of rights

Article number 13

(vi)

The deposit or sale of securities

Articles number 12 and 17

resulting from dividends, splits

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 6 and 8

or withdraw the underlying securities

(x)

Limitation upon the liability

Articles number 13 and 18

of the depositary

3.

Fees and Charges

Article number 7

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of May 19, 1995 among Jilin Chemical Industrial Company Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. – Filed previously.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Sullivan & Cromwell, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466.  – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 3, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for H Shares of Jilin Chemical Industrial Company Limited.

By: The Bank of New York,

  As Depositary

By: /s/ Allen Murray

Name:  Allen Murray

Title:  Managing Director

- # -

Pursuant to the requirements of the Securities Act of 1933, Jilin Chemical Industrial Company Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Jilin City, Jilin Province, People’s Republic of China, on March 3, 2006.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

By:

/s/ Zhang Xingfu

Name:    Zhang Xingfu

Title:     Executive Director and General Manager

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 3, 2006.

Signature

Capacity

/s/  Zhang Xingfu

General Manager (principal executive officer)
Mr. Zhang Xingfu

and Director

/s/  Zhang Liyan

Chief Financial Officer (principal financial and

Ms. Zhang Liyan

accounting officer)

/s/ Li Chongjie

Director
Mr. Li Chongjie

/s/ Yang Dongyan

Director

Ms. Yang Dongyan

/s/ Xiang Ze

Director

Mr. Xiang Ze

/s/ Jiang Jixiang

Director

Mr. Jiang Jixiang

/s/ Lü Yanfeng

Director

Mr. Lü Yanfeng

MORRISON & FOERSTER

Authorized Representative in the United States

By: /s/ Venantius Tan

       Mr. Venantius Tan

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certification under Rule 466.